UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

A Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), subject to the provisions set forth in paragraph 4 of article 157 of Law No. 6.404/76 and in Comissão de Valores MobiliáriosInstruction No. 358/02, and in supplement to the Material Facts disclosed on February 22, 2011, July 14, 2011 and October 5, 2011 in relation to the sale of all shares of Zurich Santander Brasil Seguros e Previdência S.A. (formerly named Santander Seguros S.A.) (“Zurich Santander Seguros”) to (i) Zurich Santander Insurance America S.L. (formerly named ZS Insurance America S.L.), a holding company headquartered in Spain (“ZS Insurance”), which is held, directly or indirectly, fifty-one percent (51%) by Zurich Financial Services Ltd. and its affiliates and forty-nine percent (49%) by the Company’s controlling shareholder, Banco Santander, S.A. (which such equity interest held by ZS Insurance was later on assigned to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L. (“Holdco”), a holding company headquartered in Spain), and (ii) Inversiones ZS America SPA, a company headquartered in Chile and wholly-owned by ZS Insurance (“Inversiones ZS”), hereby informs the public in general as follows:

(1)The purchase price for the shares of Zurich Santander Seguros was finally and definitively defined and agreed by the parties on the date hereof.

(2)The aggregate amount by which the Company sold to ZS Insurance and to Inversiones ZS all existing shares issued by Zurich Santander Seguros is two billion seven hundred and forty-four million nine hundred and ninety thousand four hundred and twenty-nine reais and ninety-eight centavos (R$ 2,744,990,429.98), resulting in a price reduction in the aggregate amount of six million, five hundred and sixty-seven thousand, one hundred and forty-two reais (R$ 6,567,142.00). The final purchase price was set based on (i) the special balance sheet prepared by Zurich Santander Seguros in relation to the period ended on September 30, 2011, (ii) the price adjustment mechanisms expressly contemplated by the relevant Share Purchase Agreement dated as of July 14, 2011, as amended, as well as (iii) the negotiations held between the parties.

(3)In the light of the foregoing, the Company is taking all necessary steps to convene, in the coming days, an extraordinary shareholders’ general meeting at which the Company will offer to its shareholders the right of first refusal to purchase shares of Zurich Santander Seguros, as per and for the purposes set forth in article 253, I, of Law No. 6.404/76.

Santander Brasil will keep its shareholders and the public in general informed about any new material fact statement regarding this matter.

São Paulo, May 10, 2013.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 10, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer